08000202

RECEIVED

2008 JAN 15 A 3:33

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Reliance Natural Resources Limited
H Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710

Tel: +91 22 3038 6286
Fax: +91 22 3037 6622
www.rnrl.in

January 10, 2008

Exemption No: 82-35009

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE

SUPPL

Dear Mr. Dudek,

We refer to your letter granting exemption under Rule 12g3-2(b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters to the Stock Exchanges in India as per requirements under the Listing Agreement executed with them.

Sr. No.	Particulars
1.	Letters dated January 10, 2008 forwarding therewith the Shareholding pattern as per Clause 35 of the Listing Agreement entered into with the Stock Exchanges in India for the quarter ended December 31, 2007

Copies of the above letters are enclosed herewith for information and records.

Yours faithfully
For Reliance Natural Resources Limited

Ashish S Karyekar
Dy. Company Secretary

Reliance Natural Resources Limited

Encl: As above

PROCESSED
JAN 16 2008
THOMSON FINANCIAL

dlw 1/15

Reliance Natural Resources Limited
H Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710

Tel: +91 22 3038 6286
Fax: +91 22 3037 6622
www.rnrl.in

January 10, 2008

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, B ock G
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38
NSE Symbol: RNRL

Dear Sir,

Sub: - Shareholding Pattern for the quarter ended December 31, 2007

Pursuant to Clause 35 of the Listing Agreement entered with the Stock Exchanges, we submit herewith Shareholding Pattern of the Company for the quarter ended December 31, 2007.

Kindly take the same on record.

Thanking You.

Yours faithfully
For **Reliance Natural Resources Limited**

Ashish S Karyekar
Dy. Company Secretary

Encl: As above

Reliance Natural Resources Limited
H Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710

Tel: +91 22 3038 6286
Fax: +91 22 3037 6622
www.rnrl.in

January 10, 2008

The General Manager
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532709

Dear Sir,

Sub: - Shareholding Pattern for the quarter ended December 31, 2007

Pursuant to Clause 35 of the Listing Agreement entered with the Stock Exchanges, we submit herewith Shareholding Pattern of the Company for the quarter ended December 31, 2007.

Kindly take the same on record.

Thanking You.

Yours faithfully
For **Reliance Natural Resources Limited**

Ashish S Karyekar
Dy. Company Secretary

Reliance Natural Resources Limited

Encl: As above

I(a) STATEMENT SHOWING SHAREHOLDING PATTERN

Name of the Company: RELIANCE NATURAL RESOURCES LIMITED

Scrip Code : 532709 | **As On : 31st December, 2007**

Category Code	Category of Shareholder	No of Shareholders	Total No of Shares	Number of shares held in dematerilised Form	Total Shareholding as percentage of total number of shares	
					As a percentage of (A+B)	As a percentage of (A+B+C)
(A)	**Shareholding of Promoter and Promoter Group**					
(1)	**Indian**					
(a)	Individuals/Hindu Undivided Family	11	8845089	8844989	0.55	0.54
(b)	Central Government/State Governments	0	0	0	0.00	0.00
(c)	Bodies Corporate	23	886763053	886741550	54.66	54.30
(d)	Financial Institutions/Banks	0	0	0	0.00	0.00
(e)	Any Other (Specify)					
	Sub -Total (A)(1)	**34**	**895608142**	**895586539**	**55.21**	**54.84**
(2)	**Foreign**					
(a)	Individuals(Non-Resident Individuals/Foreign Individuals)	0	0	0	0.00	0.00
(b)	Bodies Corporate	0	0	0	0.00	0.00
(c)	Institutions	0	0	0	0.00	0.00
(d)	Any Other (Specify)	0	0	0	0.00	0.00
	Sub -Total (A)(2)	**0**	**0**	**0**	**0.00**	**0.00**
	Total of Promoter and Promoter Group (A)=(A)(1)+(A)(2)	**34**	**895608142**	**895586539**	**55.21**	**54.84**
(B)	**Public Shareholding**					
(1)	**Institutions**					
(a)	Mutual Funds /UTI	176	4072724	3597517	0.25	0.25

(b)	Financial Institutions/Banks	394	1259180	1135014	0.08	0.08
(c)	Central Government/State Governments	59	1069315	56256	0.07	0.07
(d)	Venture Capital Funds	0	0	0	0.00	0.00
(e)	Insurance Companies	15	65115776	65109197	4.01	3.99
(f)	Foreign Institutional Investors	365	109787403	109664384	6.77	6.72
(g)	Foreign Venture Capital Investors	0	0	0	0.00	0.00
(h)	Any Other (Specify)					
	Sub -Total (B)(1)	**1009**	**181304398**	**179562368**	**11.18**	**11.10**
(2)	**Non-Institutions**					
(a)	Bodies Corporate	9138	91710850	90991869	5.65	5.62
(b)	i. Individual shareholders holding nominal share capital up to Rs.1Lakh.	2199372	394160186	341910251	24.30	24.14
	ii. Individual shareholders holding nominal share capital in excess of Rs.1Lakh.	678	43025926	42381873	2.65	2.63
(c)	Any Other (Specify)				0.00	0.00
1	NRIs / OCBs	17961	16365407	11951855	1.01	1.00
2	Pending Confirmation*	0	38177	0	0.00	0.00
	Sub -Total (B)(2)	**2227149**	**545300546**	**487235848**	**33.61**	**33.39**
	Total Public Shareholding B=(B)(1)+(B)(2)	**2228158**	**726604944**	**666798216**	**44.79**	**44.49**
	TOTAL (A) +(B)	**2228192**	**1622213086**	**1562384755**	**100.00**	**99.33**
(C)	**Shares held by *Custodians and against* which Depository Receipts have been *issued***	**1**	**10917336**	**10917336**	**0.00**	**0.67**
	GRAND TOTAL (A)+(B)+(C)	**2228193**	**1633130422**	**1573302091**	**100.00**	**100.00**

*** Physical shares pending for demat confirmation**

Reliance Natural Resources Limited

I(b) **Statement showing shareholding of persons belonging to the category "Promoter and Promoter Group"**

Sr No	Name of the shareholder	No of shares	Shares as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	AAA Power Systems (Global) Private Limited	85 82 41 254	52.55
2	Hansdhwani Trading Company Pvt Ltd	40	0.00
3	Reliance Capital Limited	1 64 92 758	1.01
4	Reliance Innoventures Private Limited	1 15 29 001	0.71
5	Sonata Investments Limited	5 00 000	0.03
6	Anil D Ambani	18 59 171	0.11
7	Jaianmol A. Ambani	16 69 759	0.10
8	Jaianshul A. Ambani	100	0.00
9	Kokila D. Ambani	36 65 227	0.22
10	Tina A Ambani	16 50 832	0.10
	TOTAL	**89 56 08 142**	**54.84**

I(c) **Statement showing shareholding of persons belonging to the category "Public" and holding more than 1% of the total number of shares**

Sr No	Name of the shareholder	No of shares	Shares as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	Life Insurance Corporation Of India	52071480	3.19
	TOTAL	**52071480**	**3.19**

I(d) Statement showing details of locked -in shares

Sr No	Name of the shareholder	No of locked-in shares	Locked-in shares as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	AAA Power Systems (Global) Private Limited	410000000	25.11
	TOTAL	**410000000**	**25.11**

II(a) Statement showing details of Depository Receipts (DRs)

Sr No	Type of outstanding DR (ADRs, GDRs, SDRs, etc.)	Number of outstanding DRs	No of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	GDR	5458668	10917336	0.67
	TOTAL		**10917336**	**0.67**

II(b) Statement showing Holding of Depository Receipts (DRs), where underlying shares are in excess of 1% of the total number of shares

Sr No	Name of the DR Holder	Type of outstanding DR (ADRs,GRDs, SDRs,etc.)	No of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	Nil		0	0.00
	TOTAL		**0**	**0.00**

END

Reliance Natural Resources Limited